Exhibit 99.2

Management Report – 3rd Quarter 2008

Dear Shareholders,

The satisfactory performance in our chosen markets was instrumental in improving quarter-on-quarter operating results. This achievement was despite the adverse international conditions, characterized by continual fluctuations in the financial markets and the world economy together with extreme oscillations in commodity prices, and on the domestic front, an accentuated devaluation in the Real against the US dollar.

Gross sales grew 80.4% and the operating result increased 6.3%, generating an EBITDA of R$ 274.9 million, 20.7% higher in the quarter. The good performance reported in terms of both domestic and export market margins was critical to an improvement of more than R$ 47 million in effective quarter-on-quarter cash generation.

Several key factors contributed to this performance: growth in sales volumes — 38% in meats, 387% in dairy products and 51% in other processed products (margarines, pastas, pizzas and frozen vegetables) —, improved average prices, crucial to offsetting significant increases during the year in costs of leading raw materials and a reduction in expenses. The Company also enhanced its product mix, higher value-added processed products growing by 44.9% in sales revenue.

As a result of the sharp and sudden change in the foreign exchange scenario in Brazil, Perdigão recorded a financial expense of R$ 200.9 million — without a cash disbursement effect. This reflected the impact of a devaluation of approximately 17% in the Real against the US dollar in the quarter on our foreign exchange exposure of approximately US$ 700 million. However, this impact is offset by Perdigão’s policy of maintaining a natural hedge in the form of about three months of export revenues. In the light of the changes in the currency situation, the Company reported a net loss of R$ 25 million for the period.

As explained previously, recent acquisitions have required a series of adjustments to produce expected returns. In addition, the extremely volatile market conditions have required redoubled caution. We continue to focus on achieving our goal of capturing these benefits, our efforts being directed towards the indispensable processes for ensuring significant improvements in the Company’s consolidated performance over the medium to long-term.

Consistent investment programs, diversification of our businesses designed to strengthen our brands both domestically and internationally and the Company’s sustainable growth, provide us with the confidence necessary to envisage a gradual improvement in results. Our guidelines for adding value have always been based on a strategic long-term plan which contemplates first and foremost the protection of our assets and liabilities, as well as ameliorating the impacts arising from the risk of the business, the focus being on safeguarding shareholders’ capital.

(The variations mentioned in this report are comparisons between the third quarter 2008 and the third quarter of 2007, and the accumulated period from January to September 2008 compared with the same period in 2007, except where otherwise state).

OPERATING AND FINANCIAL INDICATORS — 3rd QUARTER 2008

•      Gross sales for the quarter were 80.4% higher, totaling R$ 3.5 billion, a reflection of positively performing domestic and export markets as well as the incorporation of recent acquisitions;

•      Growth of 89.3% in total sales volume from the meats, dairy products and other processed products;

•      The domestic market accounted for 54.8% of net sales and posted growth of 88% in gross sales, 28.7% in meats sales volume, 381.3% for dairy products and 52.5% for other processed products;

•      Exports accounted for 45.2% of net sales. Exports were up 70% in sales revenue with sales volume 44.9% higher in meats;

•      Processed products which accounted for 46.3% of sales, grew 44.9% in revenues and 30% by volume;

•      Gross profits totaled R$ 686.2 million, an increase of 38.7%;

•      EBITDA reached R$ 274.9 million, an increase of 20.7% in the quarter, and an EBITDA margin of 9%;

•      Despite the good operating performance, the Company reported a net loss of R$ 25.4 million, reflecting the currency translation impact on financial expenses, without a cash disbursement, against a net income of R$ 90.2 million reported for the third quarter 2007;

•           Financial turnover  with respect to trading in the Company’s shares reached an average of US$ 29.1 million/day in the quarter, a 56.4% increase.

EBITDA - R$ million

HIGHLIGHTS - R$ Million	3Q08	% Net Sales	3Q07	% Net Sales	% Ch.
GROSS SALES	3,487.5	114.7	1,933.4	116.6	80.4
DOMESTIC MARKET	2,090.6	68.8	1,111.7	67.0	88.0
EXPORTS	1,396.9	45.9	821.6	49.6	70.0
NET SALES	3,040.1	100.0	1,658.1	100.0	83.3
GROSS PROFIT	686.2	22.6	494.7	29.8	38.7
EBIT	171.4	5.6	161.2	9.7	6.3
NET INCOME	(25.4)	(0.8)	90.2	5.4	—
EBITDA	274.9	9.0	227.7	13.7	20.7
EARNINGS PER SHARE*	(0.12)		0.54		—

HIGHLIGHTS - R$ Million	YTD 08	% Net Sales	YTD 07	% Net Sales	% Ch.
GROSS SALES	9,585.2	115.0	5,512.6	117.0	73.9
DOMESTIC MARKET	5,825.7	69.9	3,171.8	67.3	83.7
EXPORTS	3,759.5	45.1	2,340.8	49.7	60.6
NET SALES	8,334.6	100.0	4,711.2	100.0	76.9
GROSS PROFIT	1,847.2	22.2	1,317.0	28.0	40.3
EBIT	397.0	4.8	348.0	7.4	14.1
NET INCOME	(856.2)	(10.3)	223.8	4.7	—
ADJUSTED NET INCOME	128.1	1.5	223.8	4.7	(42.7)
EBITDA	694.5	8.3	562.3	11.9	23.5
EARNINGS/ LOSS PER SHARE*	(4.15)		1.35	—	—
ADJUSTED EARNINGS PER SHARE*	0.62		1.35	—	(54.1)

* Consolidated earnings per share (in Reais), excluding treasury shares.

Breakdown in Net Sales (%)

YTD 2008

*includes  UHT (long life), pasteurized and powdered milk.

SECTORAL PERFORMANCE

Market performance remained favorable during the quarter as international prices continued to recover in spite of costs still reflecting the high commodity prices of the preceding quarter. Demand for Brazilian animal protein also held up well given the competitive nature of local production vis a vis regions where food price inflation affected supplies. The domestic market in turn still benefited from growth in real nationwide incomes. However, with inflation remaining at a high level together with growing turbulence in the financial market, the domestic consumer began to adopt a more cautious stance towards the end of the period.

Exports: Brazilian chicken meat exports totaled 2,828 thousand tons in the first nine months of 2008, 19% more than for the same period in 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). Brazilian Pork Industry and Export Association (ABIPECS) statistics show that pork exports slipped 3.6% to 424 thousand tons for the same comparative period. Beef exports fell 13% to 1,086 thousand tons during the same period according to the Brazilian Beef Industry Association - ABIEC. Based on SECEX figures, powdered milk exports amounted to 60 thousand tons, or 154% more than the same period in 2007. This scenario reflects the increase in overseas demand, except in the case of pork and beef where Russia (redefinition of quotas) and the EU (trade ban) imported less, respectively, in the period. However, Brazilian exports revenues in dollars reached a significant growth, 58% in chicken; 38% in pork and 25% in beef, with better average prices.

Domestic Consumption: Real accumulated personal incomes from January to August 2008 increased 2.8% compared with the same period in 2007 helping boost demand for foodstuffs. The Brazilian government statistics office (IBGE) reported an increase in employment by 4.1%, while take-home wages nationwide increased by 7%.

AC Nielsen data for 2008 shows that frozen meat products grew 2.9% and frozen pasta by 20.7%. Specialty meats increased 1.3%, frozen pizzas 5.0%, while the market for dairy products reported growth of 2.4% and margarines, a decline of 1.6%.

Raw Materials: The US 2008/09 corn and soybean crops are forecasted at about 309.9 million tons and 81.2 million tons, respectively based on USDA’s October 2008 published estimates, 6.7% less and 11.5% more, respectively, than the preceding crop. In Brazil, the 2007/08-corn crop is estimated at 58.6 million tons, 14% up on the previous crop according to the latest National Supply Council - Conab (October 2008) statistics, and 60 million tons for soybeans, 2.8% more than the 2006/07 crop.

In the first nine months of 2008, corn prices on the domestic market were 29% higher than the same period in 2007, while soybeans reported an increase of 42%, according to FNP Institute figures. Despite good crop figures in Brazil, the leading factors that have recently been pumping up grain prices were: good domestic demand, the continuing impact of low worldwide inventory in gains; high mineral oil and vegetable oil (biofuels) prices; growth in demand for commodities in excess of production and continual speculation on the part of commodities funds in this market contributing to extreme volatility.

Data published by the Center for Advanced Studies in Applied Economics — CEPEA shows that the average prices for milk paid to Brazilian producers accumulated a year-on-year increase of 16.7% from January to September 2008. CEPEA statistics also reveal that live cattle prices in the domestic market during the same period were 44% higher than the same period in 2007.

Spiraling raw material prices are now easing. This is a reflection of world food price inflation, which to a degree dictates demand. More recently the credit crunch in the USA has had an impact on several economies throughout the world. The key question has now switched to one of credit availability and the financial health of the banks. However, the Brazilian economy has been less impacted by recent events in  the financial markets and  will continue to be the case in the final quarter of the year.

INVESTMENTS

Third quarter investments totaled R$ 193.3 million, 32.7% less than for the same period  in 2007, although in line with the Company’s growth plans. Total capital expenditures for the period January to September 2008 were R$ 2.3 billion — 303.6% higher. This reflected the Eleva, Plusfood and Cotochés acquisitions, which amounted to R$ 1.8 billion — 77.6% of total investments for the year to date.

The remaining 22.4% of investments in permanent assets was dedicated to projects for enhancing efficiency and for improvements in regional operations in the Midwest (Rio Verde-GO, Nova Mutum-MT, Mirassol D’Oeste-MT); South (Videira-SC, Capinzal-SC, Marau-RS, Carambei-PR), as well as at the Distribution Centers in São Paulo, Goiás, Pernambuco and Bahia, and in information technology. Investments were also made in the new projects announced by the Company both for the meats and milk products activities, the principal being:

Bom Conselho agroindustrial complex — state of Pernambuco — In line with the September 2007 announcement to build the new agroindustrial complex, construction work continues to run to plan with a forecasted investment of R$ 280 million, divided between fixed and working capital. A total of R$ 170 million has been allocated for investment in permanent assets. Of this amount, 30% has already been expended so far this year. The complex involves the construction of a processing unit for specialty meats and another for dairy products. The first module is expected to come on stream in the first half of 2009, at 50% of the expected total installed capacity for dairy processed products.

Agroindustrial complex — specialty poultry — Mineiros — state of Goiás — The purpose-built agroindustrial complex for processing specialty poultry — turkeys - is now operating at its full capacity of 81 thousand tons of processed products in accordance with the original plans for this stage of the project. More than two thirds of the output will be exported.

Distribution Centers — Embu (state of São Paulo) and Rio Verde (state of Goiás) — Construction of the first phase of the Embu Distribution Center (DC)  has been concluded consisting of three storage environments for frozen, chilled and dry foodstuffs. The Distribution Center is to be responsible for storage and distribution to the entire Southeast region of Brazil. It will use the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandize. Work on the second phase is already in progress for the installation of the transelevator system involving robotic inventory processing.  The Rio Verde mega DC is a similar project to São Paulo, conclusion scheduled for December 2008.

An additional R$ 54.9 million was invested during the quarter and R$ 157.9 million for the year in poultry and hog breeding stock, equivalent to an increase of 77.8% and 75.1%, respectively, in the quarter and the accumulated nine-month period against the same period 2007.

OPERATING PERFORMANCE

Production — Poultry and hog/cattle slaughtering increased by 41% and 27.1% respectively in the quarter and 37.8% and 24.7% for the first nine months of the year, a result of the Company’s drive for organic growth and reflecting the incorporation of the new businesses. This enhanced activity resulted in growth in output of meat-based products of 40.9% for the quarter and 39.9% for the accumulated period 2008. Dairy product volume grew 282.4% in the quarter and 285% in the year to date thanks to strong output of milk and dairy processed products from the Eleva and Cotochés businesses as well as the result of production to order agreements signed with CCL in São Paulo and CCPL in Rio de Janeiro. Greater production capacity at Batávia also contributed to this improvement. Growth in other processed products takes into account acquisitions and the strategic alliance in the margarine segment concluded at the end of August 2007. There was also significant growth in other lines such as pastas, pizzas and frozen vegetables.

PRODUCTION	3Q08	3Q07	% Ch.	YTD 08	YTD 07	% Ch.
POULTRY SLAUGHTER (million heads)	222.4	157.7	41.0	645.8	468.8	37.8
HOG/CATTLE SLAUGHTER (thousand heads)	1,243.2	978.4	27.1	3,536.4	2,835.6	24.7
PRODUCTION (thousand tons)
MEATS	532.2	377.6	40.9	1,532.3	1,094.9	39.9
DAIRY PRODUCTS	311.7	81.5	282.4	925.8	240.4	285.0
OTHER PROCESSED PRODUCTS	24.3	8.3	192.4	71.2	23.6	201.5
FEED AND PREMIX (thousand tons)	1,353.4	996.2	35.9	3,982.6	2,898.3	37.4
ONE-DAY CHICKS (milion units)	223.5	169.0	32.2	669.8	497.5	34.6

Domestic Market — The domestic market recorded R$ 2 billion in sales, 88% up, generated by a quarter-on-quarter increase of revenues from meats, 47.1%; dairy products, 247% and other processed products, 45.9%.

Meats — Accounting for 51.7% of domestic market sales, the meats business grew 28.7% in volume. The higher value-added elaborated/processed products rose 33.4% in revenue and 10.8% in sales volume. Average prices increased 19.3% against higher average costs of 29.7% during the quarter. This performance was largely a reflection of improved disposable incomes driving increased consumption of industrialized and frozen products. Processed meat products rose 26.4% in revenues and sales volume by 13.4% in the first nine months of 2008, the operating result being the highlight of this market.

However, a 174.8% rise in sales and 192.9% in in-natura products, particularly poultry and pork following the merger of Eleva, still caused some pressure on domestic market margins. Costs during the quarter continued to impact the production chain despite a favorable trend toward a reduction in international prices for the principal raw materials. In addition, the costs of poultry production were inflated with the consolidation of the plant in Bahia (previously owned by Eleva), a region where there is no grain production and which is dependent on transportation of these inputs from elsewhere or acquisition through government auctions. We are revamping Eleva’s productivity processes to improve these indicators and gradually modify the existing product mix which is more exposed to commodity price volatility.

Dairy Products — Dairy products were responsible for 35.3% of domestic sales, posting a growth of 247% in sales revenue and 381.3% in sales volumes for the quarter. For the accumulated nine-month period the increase was 235.4% in sales revenue and 300.3% in volumes.

Milk sales, including long-life (UHT), pasteurized and powdered milks, were up by 597.7% and 762.5% in sales volume, a result of the acquisition of Eleva Alimentos, Cotochés  as well as additional production following the signing of agreements with CCL and CCPL. The UHT market was significantly impacted during the quarter due to a 20% increase in supplies and stability in demand. The resulting surplus supplies on offer triggered a sharp fall in quarter-on-quarter prices of around 30%. While we have been adjusting volume output and are successfully managing to reduce catchment costs, margins remained squeezed, the segment accounting for 9% of total sales. There is also oversupply in the powdered milk market due to surplus world production and low prices.

Processed dairy products registered an increase of 97.1% in sales revenue and 76.4% in quarterly volume against a 12.5% average price increase. This partially compensated for average production costs, which declined gradually during the course of the period, also contributing to an amelioration of difficulties in the milk sales market.

Other processed products — pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others — increased 45.9% in sales revenue and 52.5% in volume with the inclusion of margarine products since August of last year. Operating margins were in line with the overall product segments. The year-on-year decline in average prices reflects the change in product mix with the introduction of margarine products which make a useful addition to the portfolio’s contribution margin.

Representing 63.8% of total domestic market sales, processed products — the focal point of the Company’s strategy - registered a growth of 45.2% and 26.6% in sales revenue and volume, respectively, during the quarter and helping to support operating margins. The relative decline in processed products as a share of Perdigão’s total business is due to increased sales volume of in-natura meats and milks.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	3Q08	3Q07	% CH	3Q08	3Q07	% CH
MEATS	203.6	158.2	28.7	1,080.2	734.4	47.1
IN NATURA	45.6	15.6	192.9	195.5	71.2	174.8
POULTRY	35.3	12.2	189.2	142.4	54.5	161.3
PORK/BEEF	10.3	3.4	206.0	53.1	16.6	219.0
ELABORATED/PROCESSED (MEATS)	158.0	142.6	10.8	884.6	663.2	33.4
DAIRY PRODUCTS	314.3	65.3	381.3	738.0	212.6	247.0
MI LK	250.3	29.0	762.5	444.4	63.7	597.7
DAIRY PRODUCTS/JUICE/OTHERS	64.0	36.3	76.4	293.5	149.0	97.1
OTHER PROCESSED	26.4	17.3	52.5	155.1	106.3	45.9
SOYBEAN PRODUCTS/OTHERS	56.3	48.9	15.2	117.3	58.4	101.0
TOTAL	600.6	289.7	107.3	2,090.6	1,111.8	88.0
PROCESSED	248.5	196.2	26.6	1,333.3	918.5	45.2
% TOTAL SALES	41.4	67.7		63.8	82.6

DOMESTIC MARKET	YTD 08	YDT 07	% CH	YTD 08	YDT 07	% CH
MEATS	597.4	459.2	30.1	2,957.0	2,134.1	38.6
IN NATURA	128.5	45.9	180.3	517.0	204.2	153.2
POULTRY	97.1	36.6	165.3	369.7	161.5	128.9
PORK/BEEF	31.4	9.3	239.6	147.3	42.7	245.2
ELABORATED/PROCESSED (MEATS)	468.9	413.4	13.4	2,440.0	1,929.9	26.4
DAIRY PRODUCTS	836.6	209.0	300.3	2,091.6	623.6	235.4
MI LK	653.6	95.8	582.2	1,265.2	183.4	589.7
DAIRY PRODUCTS/JUICE/OTHERS	183.0	113.2	61.7	826.3	440.2	87.7
OTHER PROCESSED	78.4	36.0	117.5	449.1	244.7	83.5
SOYBEAN PRODUCTS/OTHERS	165.3	134.0	23.3	328.1	169.4	93.6
TOTAL	1,677.7	838.3	100.1	5,825.7	3,171.8	83.7

PROCESSED	730.3	562.6	29.8	3,715.5	2,614.7	42.1
% TOTAL SALES	43.5	67.1		63.8	82.4

Market Share - %

Fonte: AC Nielsen

Marketing campaigns were run to consolidate brand loyalty for Batavo dairy products including the Pense Light line as well as the Elegê brand.

Distribution Channels*

(in sales revenue)

* Data not including Eleva

Exports —  Demand for Brazilian protein remained strong, translating into a good export performance, reducing the impact of increasing costs, and improving margins.

Export revenues grew 70% while volume was up 46.7% during the quarter. For the nine-month period from January to September 2008, revenues generated by sales to the overseas market rose 60.6% and 42.5% in terms of volume. Sales were strong in some of  the Company’s principal markets, notably Middle East, Far East, Eurasia, Africa and South America.

Revenues from the meats business accounted for 97.6% of exports with sales 66.2% more in revenue terms and 44.9% in volume. Export volumes of processed products grew 47.7%, also incorporating business generated by the Plusfood acquisitions. In-natura poultry and pork meat exports rose 44.3% in the quarter, now incorporating the commercial activities of  Eleva.

Dairy product exports amounted to R$ 31.3 million in revenues, equivalent to 3.9 thousand tons, largely in the form of powdered milk, cheese and butter, and significantly up in  the quarter compared with the second quarter.

Processed product exports grew 43.6% in revenues and 49.1% in volumes, representing 20.3% of total exports.

Thanks to the negotiation of longer term contracts to diminish the gap opened up by the major increase in raw material costs compared with 2007, average prices reported an increase of 7.8% in US dollars-FOB terms in the quarter compared with the second quarter and a 32.7% year-on-year increase. In the light of the gradual recalibration of prices and the devaluation of the Real against the US dollar in the quarter, the Company partially  diluted the increase in principal raw material costs, although these continued to have an impact on margins. Average prices in Reals increased by 14.8% against higher average costs of 22% compared with the same quarter in 2007.

	THOUSAND TONS			R$ MILLION
EXPORTS	3Q08	3Q07	% CH.	3Q08	3Q07	% CH.
MEATS	300.2	207.2	44.9	1,363.7	820.3	66.2
IN NATURA	248.8	172.5	44.3	1,086.4	624.4	74.0
POULTRY	210.9	139.4	51.3	854.5	488.1	75.1
PORK/BEEF	37.9	33.1	14.6	231.9	136.3	70.2
ELABORATED/PROCESSED (MEATS)	51.4	34.8	47.7	277.2	195.9	41.5
DAIRY PRODUCTS	3.9	—	—	31.3	—	—
MILK	3.2	—	—	27.3	—	—
DAIRY PRODUCTS/JUICE/OTHERS	0.6	—	—	4.0	—	—
OTHER PROCESSED	0.4	0.4	7.8	1.9	1.3	45.5
TOTAL	304.5	207.7	46.7	1,396.9	821.6	70.0
PROCESSED	52.4	35.2	49.1	283.2	197.2	43.6
% TOTAL SALES	17.2	16.9		20.3	24.0

EXPORTS	YTD 08	YTD 07	% CH.	YTD 08	YTD 07	% CH.
MEATS	854.9	607.2	40.8	3,674.2	2,336.3	57.3
IN NATURA	710.5	498.4	42.5	2,859.0	1,764.0	62.1
POULTRY	604.2	408.5	47.9	2,276.4	1,371.2	66.0
PORK/BEEF	106.2	89.9	18.1	582.6	392.8	48.3
ELABORATED/PROCESSED (MEATS)	144.4	108.8	32.7	815.2	572.3	42.4
DAIRY PRODUCTS	10.5	—	—	80.6	—	—
MILK	7.8	—	—	62.4	—	—
DAIRY PRODUCTS/JUICE/OTHERS	2.7	—	—	18.2	—	—
OTHER PROCESSED	1.1	1.1	7.4	4.6	4.4	4.5
TOTAL	866.5	608.2	42.5	3,759.5	2,340.7	60.6
PROCESSED	148.2	109.8	34.9	838.0	576.8	45.3
% TOTAL SALES	17.1	18.1	—	22.3	24.6	—

Performance of the leading export markets:

•              Europe — Exports increased 24.5% and sales volume by 27.7%, also supported by the incorporation of Plusfood’s business volumes. However, demand from the European market’s industries for imported frozen products remains lethargic. Although still fully supplied by higher domestic production of locally produced chilled products — for which the European consumer has a greater preference - this market is also seeing growing demand for protein, which could positively impact our sales of chicken items.

•              Middle East — The region recorded a significant growth of 89.7% in revenues and 57.3% by volume in the third quarter, the market seeing stronger demand from various countries. We were also able to secure a greater market share through the incorporation of Eleva’s business volume.

•              Far East — Export revenues were up by 55.9% and volumes by 27.4%,  the Japan being a particularly important market in the third quarter and reporting buoyant demand, a reflection of reduced imports of cooked products from China. Oversupply from Brazilian producers is increasing inventory, circumstances which could be reflected in future orders, especially during 2009.

•              Eurasia — Output from authorized pork- and beef-processing units was incorporated in our export business to this region, principally Russia, where there has been important demand for animal protein. Prices have improved with the approaching winter and year-end celebrations. Sales increased by 82.9% while volume was up 18.6%.

•              Africa, the Americas and Other Countries — We continue to see good demand for whole chicken and other animal protein, particularly beef, allowing us to pass on costs to prices in these markets. The region reported significant growth of 209.2% in export revenues and 149.4% by value. The leading markets were Angola, Egypt and Venezuela.

Exports by Region

(% net sales)

We concluded the entire integration of our UK acquisition, Plusfood, with Perdigão’s processes in the European market, implementing the SAP R-3 system for the sales, finance and logistics areas, allowing joint distribution. We have consolidated the logistics, sales and finance teams as well as eliminating an overlapping corporate structure. We also implemented a new line in fresh breaded products, establishing a bridgehead in the large and profitable United Kingdom market. We are also in the process of installing a further production line in sliced items.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

We ended the quarter posting net sales 83.3% higher than the same period in 2007 and amounting to R$ 3 billion, driven by the planned organic growth in our chosen markets and by the consolidation of recent acquisitions and partnerships. Results for this item also reflected improved prices necessary to offset the impact of rising costs.

Domestic market sales were R$ 1.7 billion and exports, R$ 1.4 billion, a growth of 96.2% and 69.8%, respectively. Domestic business accounted for 54.8% of total net sales and exports, the remaining 45.2%.

Breakdown of Net Sales (%)

DS – Domestic Sales

E – Exports

In spite of significant growth in higher value-added products of 44.9% in sales revenue and

30% in  volume in the quarter, and 42.7% in sales revenue and 30.6% in volume for the nine-month period, the relative share of processed products both to the domestic and also export markets posted a decline. This was due to the greater exposure to poultry-, pork- and milk-based commodity products following the merger of Eleva with Perdigão.

Net sales increased 76.9%, equivalent to R$ 8.3 billion for the first nine months of 2008, a growth of 92.8% in the domestic market and 60.4% in exports, incorporating positive performance in these markets as well as in the new business operations.

Cost of Sales

The cost of goods sold continued to be impacted by an increase in price and consumption of raw materials - corn and soybean meal -, the costs of which increased by 29% and 51% year-on-year in the third quarter. However, these inputs have been reporting gradual declines in price in the third quarter compared to the second quarter due to falling international commodity prices and increased corn supplies following the second and smaller of the two annual crops in Brazil. Beef is another animal protein which has posted rising costs.

Milk, a basic raw material in the cost structure of dairy products, recorded a fall in catchment prices in relation to the preceding year and the second quarter of 2008.  This partial downward adjustment in prices was from a high level that had been inflated by stronger demand from producers, especially for the manufacture of long-life milk (UHT).

In addition, the impact of other costs such as those of secondary materials, packaging, freight and labor – principally due to annual salary adjustments – contributed to the increase of 102.3% in the cost of goods sold for the quarter, and proportionally higher than growth in net sales. As a result, the cost of sales increased to R$ 2.4 billion against R$ 1.2 billion in 2007.

Given the intense volatility in the international prices of commodities plus the extended production chain with an average cycle of about three months, the Company’s cost of sales increased from 70.2% to 77.4% (720 basis points above the same quarter in 2007). However, there was a quarter-on-quarter decline in this item of 60 basis points. For the accumulated period 2008, the cost of sales rose 91%, increasing from 72% to 77.8% of net sales.

Gross Margin and Gross Profit

As a result of the strong sales performance in our chosen markets together with the new acquisitions, we were able to report an increase in Gross Profit for the quarter, rising from R$ 494.7 million to R$ 686.2 million. For the accumulated period from January to September 2008, Gross Profit totaled R$ 1.8 billion against  R$ 1.3 billion, 40.3% higher. Due to higher production costs, gross margin fell from 29.8% to 22.6% in the quarter and from 28% to 22.2% for the first nine months of 2008.

Operating Expenses

Operating expenses rose by 310 basis points, also increasing in relation to the preceding quarter, and amounting to 16.9% of net sales for the third quarter 2008 against 20.1% in the same period in 2007 and 17.3% in the second quarter 2008 thanks to higher sales volume and diversification of the businesses. This was in spite of increases in variable commercial expenses in the shape of higher costs of freight, warehousing and port overheads.  For the accumulated nine-month period, operating expenses were 49.7% higher, representing 17.4% of net sales, also representing an improvement of 320 basis points.

In line with the capture of synergies following the merger of the acquisitions, the revision and reduction of expenses are critical to the savings forecast following the implementation of the SAP system. The system has already been unveiled with the first module being successfully installed in the Company’s meat operations in the state of Rio Grande do Sul. The completion of this project is forecasted for the beginning of 2009 and will result in the capture of important synergies in distribution and logistics. Procedures will thus be improved together with the integration of product lines and the customer base as well as the benefits that will accrue to the administrative operating processes to be centralized at the Perdigão Services Center.

Operating Income and Operating Margin

As management had already envisaged, we have successfully improved our operating margins, gradually reducing significant divergence between trends in costs and prices resulting from turmoil on the international markets. The operating income in the quarter was R$ 171.4 million, a 6.3% increase with an operating margin at 5.6% against 4.8% in the second quarter. For the year to date, operating income improved by 14.1% to R$ 397.0 million, the operating margin recording 4.8%.

Financial Results

Our financial operations have always been conducted on the basis of a structured policy strictly for meeting the needs of our businesses. This gives us the capacity to raise the necessary resources to grow the Company and its operations and to rigorously manage the risks of financial operations in order to avoid negative impacts on our shareholders from operations outside the exclusive context of our activities.

During the quarter there was a change in the foreign exchange scenario, the result being a 20% devaluation of the real in relation to the dollar at the end of the third quarter in relation to the second. The effect of this impact on our foreign exchange exposure of approximately US$ 700 million (to which the Company’s policy of maintaining a natural hedge of approximately three months of export revenues is linked) was R$200.9 million in financial expenses and directly devaluation-related - albeit not involving any cash disbursement. The compensation for this foreign exchange effect will be fully covered by exports. Indeed, these expenses have already been partially recovered in the third quarter itself and the remainder will be offset against revenues accruing from exports in the fourth.

Net financial expenses were thus R$ 244.0 million in the quarter against R$ 20.8 million in the same period last year. For the first nine months of 2008, financial expenses amounted to R$ 246.5 million, a 584% increase.

The Company incorporates all US dollar linked assets and liabilities in its net exposure. At the end of the quarter, this amounted to US$ 686.9 million, covered by the Company’s natural export hedge, the remainder being protected through financial instruments such as Non-Deliverable Forward (NDF) and Swap operations as well as operations on the BM&F.

In the face of the turbulence caused by the crisis originating in the United States and the resultant credit crunch, the Company wishes to reiterate that its net financial position is a comfortable one. It has extended the terms of its short-term debt with an appropriate maturity profile, payments being scheduled at the end of 2008 and  through 2009.

Net debt (total gross debt less money cash investments), increased by 181.4%, representing R$ 3 billion, 90% of which is long term. The focus on capital expenditures and acquisitions, necessary to the Company retaining a competitive position in the market, has meant greater recourse to loans. This reflects increased investments in working capital together with reduced cash generation in the first half of 2008. This in turn was a function of worldwide pressure on costs of major raw materials despite Perdigão’s good sales performance. As a result, the ratio of net debt to EBITDA was 3.49 times.

DEBT	ON 09/30/08			ON 09/30/07
R$Million	CURRENT	NONCURRENT	TOTAL	TOTAL	% CH.
LOCAL CURRENCY	425.0	454.6	879.6	596.1	47.6
FOREING CURRENCY	860.7	2,311.2	3,171.9	1,227.7	158.4
GROSS DEBT	1,285.8	2,765.8	4,051.6	1,823.8	122.2
CASH INVESTMENTS
LOCAL CURRENCY	508.2	0.2	508.3	577.1	(11.9)
FOREING CURRENCY	496.3	29.8	526.1	174.4	201.6
TOTAL CASH INVESTMENTS	1,004.5	30.0	1,034.4	751.5	37.6
NET ACCOUNTING DEBT	281.3	2,735.8	3,017.2	1,072.2	181.4

EXCHANGE RATE EXPOSURE - US$ MILLION			(686.9)	(270.4)	154.0

Other Operating Results

In May of this year, goodwill of R$ 1,485.6 million arising from the acquisition of Eleva Alimentos S.A. was fully absorbed into the accounts as well as the total goodwill premium from the acquisitions of the margarine businesses and the purchase of control of Batávia S.A.. This generated a tax benefit of R$ 501.3 million, booked in that quarter to the income tax and social contribution item in the income statement. The tax benefit is to be spread over a term of ten years. The recognition of this item produced a negative net non-recurring result in that period of R$ 984.3 million.

Income Tax and Social Contribution

Given the booking of goodwill described above, and due to the impact of currency devaluation on financial expenses generated in the quarter, income tax for the year was a positive R$ 551.8 million against a negative R$ 58.7 million last year.

Net Income and Net Margin

Despite our good operating performance, the net result for the quarter was a loss of R$ 25.4 million reflecting the appreciation of the US dollar against the Real and recognized in the financial expenses. Net Income for the nine month period before the non-recurring accounting effect from the Eleva merger - recognized in full in the second quarter - was R$ 128.1 million, against R$ 223.8 million recorded in 2007.

As a result of the non-recurring effect of R$ 984.3 million net and factoring in the third quarter net loss, the accumulated net loss for the first nine months of  2008 was R$ 856.2 million against a net income of R$ 223.8 million over the same period in 2007.

EBITDA

Our strategic view of sustained growth feeding through to real added value is already apparent from the additional cash generation - in spite of the adverse trading conditions resulting from the turmoil in the international financial markets. Operating cash generation (as measured by EBITDA) was R$ 274.9 million, 20.7% higher and a nominal gain of R$ 41.7 million in the quarter. The EBITDA margin was 9%. For the accumulated nine-month period, EBITDA amounted to R$ 694.5 million, a 23.5% increase and corresponding to an EBITDA of 8.3% against 11.9% in 2007 and a R$ 132.2 million incremental cash generation.

EBITDA - R$ Million	3Q08	3Q07	Ch. %	YTD 08	YTD 07	Ch. %
NET INCOME	(25.4)	90.2	—	(856.2)	223.8	—
MINORITY PARTICIPATION	0.1	3.7	(98.0)	0.3	4.7	(93.3)
EMPLOYEES / MANAGEMENT PROFIT SHARING	9.3	6.9	35.7	16.9	15.2	11.3
INCOME TAX AND SOCIAL CONTRIBUTION	(70.5)	31.4	—	(551.8)	58.7	—
NONOPERATING INCOME	5.9	4.2	41.3	19.2	10.2	87.6
NET FINANCIAL	244.0	20.8	1,073.3	246.5	36.0	584.1
DEPRECIATION, AMORTIZATION AND DEPLETION	111.6	70.6	58.1	1,819.6	213.7	751.5
= EBITDA	274.9	227.7	20.7	694.5	562.3	23.5

SHAREHOLDERS’ EQUITY

Corporate Restructuring- On April 30 2008, the Ordinary and Extraordinary General Meeting approved the merger of the wholly owned subsidiary Eleva Alimentos into the Perdigão S.A. holding company. The merger is part of a process of corporate reorganization with the purpose of simplifying Perdigão’s corporate structure. It will involve a gradual capture of synergies through the consolidation of activities and a corresponding reduction in financial and operating costs and the rationalization of processes. The goodwill of R$ 1.5 billion arising from the acquisition of 100% of the shares issued by Eleva is based on the forecasted results for future fiscal years and as a result of the merger, will be amortized by the Company under the prevailing tax legislation over 10 years, generating a tax break of R$ 501.3 million

Shareholders’ Remuneration – On August 29 2008, shareholders received a payout corresponding to a gross R$ 0.25 per share as per resolution of the Ordinary and Extraordinary General Meeting for remunerating shareholders in the form of interest on capital with the appropriate retention of withholding tax at source according to the current legislation.

Shareholders’ Equity – Following the amortization of goodwill, shareholders’ equity was reduced in the quarter to R$ 3.2 billion albeit representing a 41.3% increase when compared with September 30 2007.

Risk Management – The Company maintains a rigid risk monitoring and management process, details of which are to be found in the explanatory note to the Financial Statements.

STOCK MARKET

Set against a background of turmoil in the international markets, the Company’s share and ADR performance was significantly affected in line with the assets of other listed companies worldwide.   The shares under the PRGA3 symbol in the quarter reported a depreciation of 15.8%, although less than the decline reported for the leading Brazilian stock indexes. Perdigão’s ADRs - PDA lost 28.2% – a larger decrease due to the currency fluctuations during the quarter. The Company’s securities have accumulated a decline of 17.8% and 20.5%, respectively for the shares and ADR’s for the first nine months of the year.

On a one-year comparative basis, the loss is less as the following graph shows:

In spite of the adverse scenario, long-term investors adopting a fundamentalist strategy and able to visualize a scenario beyond the current one of market meltdown, continue to show confidence in the Company. Perdigão reported average daily financial turnover on the São Paulo (Bovespa) and New York (NYSE) stock exchanges of US$ 29.1 million in the quarter,  56.4% more than the same period in 2007. Average daily turnover for the first nine months was US$ 30.5 million, 105% up on the same period in 2007.

PRGA 3	3Q08	3Q07	YTD 08	YTD 07
SHARE PRICE - R$*	36.40	39.99	36.40	39.99
TRADED SHARES (VOLUME)	54.7 million	48.5 million	163.6 million	138.2 million
PERFORMANCE	(15.8)%	9.6%	(17.8)%	33.4%
BOVESPA INDEX	(23.8)%	11.2%	(22.5)%	36.0%
IGC (BRAZIL CORP. GOV. INDEX)	(25.8)%	9.9%	(30.5)%	34.8%
ISE (CORP. SUSTAINABILITY INDEX)	(18.4)%	7.3%	(17.5)%	24.4%

PDA	3Q08	3Q07	YTD 08	YTD 07
SHARE PRICE - US$*	39.14	43.91	39.14	43.91
TRADED ADRS (VOLUME)	12.3 million	7.2 million	31.2 million	16.2 million
PERFORMANCE	(28.2)%	14.9%	(20.5)%	59.3%
DOW JONES INDEX	(4.4)%	3.6%	(18.2)%	11.5%

* Closing Price

Shares performance compared with Bovespa Index

ADR Performance compared with Dow Jones Index

Physical trading volume in company shares rose 18.3% and ADRs by 92.6% for the accumulated nine-month period. Turnover in Perdigão’s shares represent 37.3% of the food sector’s turnover on the Bovespa and 40.6% of the industry’s operations in ADRs  on the NYSE. The Company continues to report a good performance in relation to its direct competitors as well as the market as a whole, a reflection of its high level of corporate governance and well-honed sustainability strategy.

SOCIAL BALANCE

Perdigão ended the quarter with a payroll of 58.5 thousand direct employees. This is 32.5% more than reported for the preceding year. It corresponds to an additional 14.3 thousand employees following the Eleva, Plusfood and Cotochés mergers and additional hirings in line with the Company’s organic growth. Net sales per employee/year increased 33.6% and there was a 40.3% improvement in productivity.

Main Indicators	09.30.08	09.30.07	% Ch.
NUMBER OF EMPLOYEES	58,485	44,152	32.5
NET SALES PER EMPLOYEE/YEAR - R$ thousands	190.0	142.3	33.6
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.8	41.2	40.3

Perdigão allocated R$ 140.9 million – 53% more for the year - in funds principally for nutrition, private pension plan, healthcare, education, skills upgrading and training, and transportation. In addition, investments in the environment amounted to a further R$ 25 million, 76% more than in the same period last year.

Added Value Distribution

R$ million

Added Value Distribution	YTD 08	YTD 07
Human Resources	961.4	681.3
Taxes	476.9	782.7
Interest	628.6	44.3
Retention	(932.6)	186.3
Dividends	76.4	37.5
Minority Interest	0.3	4.7
Total	1,211.0	1,736.8

Trainee Program – seeks to identify young talent to pursue a career in the Company, thus ensuring the sustainability of the business and the future of Perdigão. The program enjoys a high success rate, registering no desistence either on the initiative of the participants themselves or the Company, a sign of the dedication and commitment involved. Over the course of 2008 the trainees completed a development program and have had the opportunity for immersion in the corporate culture, preparing them to take up positions in the Company. We have begun the Trainee Program 2009, with a growth of more than 70% in the total number of candidates and an increase of 5 in the number of places on the program, the 2009 version now totaling 20 individuals.

PROHAB – Housing Program – Perdigão is aware of its role as a catalyst for social development and with this in mind, has established PROHAB – Perdigão Housing Program. The program is designed to help employees buy their own homes. Since its establishment in 1997, PROHAB has already delivered 608 homes. In October 2008, it is due to deliver the Novo Horizonte gated community with 271 houses in Nova Mutum (MT). The Company has also begun work on 64 apartments in Videira (SC), 112 apartments in Marau (RS) and the project for building 192 apartments in Carambeí (PR). By 2010, a further 639 homes will have been delivered to the employees.

The Integration Games – These were created to stimulate access to culture, improve sporting prowess, integration and promotion of employee well being and to stimulate fraternization among the communities where the Company has its business. The Perdigão Integration Games are a corporate promotion, supported by the Cultural Incentive Law (the Rouanet Law) and represents the largest cultural and sporting event in the Brazilian corporate sector. In November 2008 in Carambeí (PR), the Company is to hold the 13th event of this type, previously known as the Perdigão Olympics. This year, more than 1,300 employee athletes will gather in a spirit of healthy competition involving 20 different kinds of sporting activities. In addition to this, the event will promote the integration of employees’ families and the community in general. Attendees will be able to watch a grand opening show with well-known artists as well as accompany all the sporting competitions.

Sustainable Management – Approved by the Inter-Ministerial Commission on Climate Change, one more important step was taken in the development of the Sustainable Suinoculture Program. Begun in 2006, the project is one of the Perdigão Sustainability Institute’s priorities. The purpose is to reduce the environmental impacts of manure from hog farming. The Brazilian Economic and Social Development Bank (BNDES) supports this project which has a target of reducing CO² emissions by 1.8 million tons.

Exame Magazine Sustainability Guide – Perdigão was classified as one of the model companies in the 2008 edition. This edition has been updated to include the sustainability concept in its methodology, based on three dimensions: environmental, social and financial/economic. Aspects such as strategy, commitments and practices in all these fields, including questions such as transparency and conduct in relation to bribery and corruption were evaluated.

CORPORATE GOVERNANCE

Awards – Perdigão received the Silver Award for the Best Listed Companies for Shareholders, granted by Capital Aberto magazine in the Market Capitalization between R$ 5 and 15 billion category. A total of 86 companies were analyzed.

The ranking was prepared and executed in partnership with Consultoria Stern Stewart and under the guidance of Professor Alexandre di Miceli da Silveira, executive coordinator for FIPECAFI’s Center for Studies in Corporate Governance. The criteria analyzed are liquidity, the Company’s economic return (variation of EVA between 2006 and 2007), economic return on the share (Total Shareholder Return – Cost of Capital), Corporate Governance and Sustainability.

Perdigão was also awarded a further accolade: Value Creation – Food Sector – 2007 edition, awarded by Abrasca (Brazilian Association of Listed Companies).

Diffused Control – Equal Rights

Base: 09.30.08

Number of Common Shares: 206,958,103

Capital Stock: 3.4 bilion

Sustainability – On August 18, Perdigão commemorated the 74th year since its foundation.  With the involvement of all, we believe that it is possible to harmonize sustainability supported on three pillars: economic-financial, social and environmental. Our work in the Company is focused on sustainability and the enhancement of our intangible assets – major competitive differentials which contribute strongly towards meeting our objectives.

Rating – Perdigão has two corporate credit ratings: BB+ (OS), attributed by Standard & Poor´s and Ba1 – (ON) - Global Local Currency Corporate Family from Moody´s Investor Service.

Succession Plan – On October 28 2008, José Antônio do Prado Fay was elected as the Company’s new CEO in line with the succession plan announced in April. Fay has been appointed to replace Nildemar Secches, who has been the CEO of the Perdigão Companies since 1995. Secches will now focus on his activities as Chairman of the Board, a post he has held jointly with the CEO’s position since last year when the succession plan was announced.

Consultancy Fees – No disbursements of consultancy fees were made to the independent auditors during the year to date. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

OUTLOOK

As already indicated in the preceding quarter, we revised our growth objectives for 2008, aligning our operations to the realities of the current market and with a view to greater value-added results. In this context, we diverted some of our in-natura products to the external market and reduced our dairy product activities due to greater supplies of long-life milk on the market and a growing imbalance between supply and demand.

	PRO FORMA		PERDIGÃO COMPANIES
	CONSOLIDATED (1)		GROWTH (2)
OUTLOOK	2008		2008

TOTAL VOLUMES:	11%		37%
Meat and other processed products
(frozen and chilled products)
DOMESTIC MARKET	7%		30%
EXPORTS	33%		43%
DAIRY PRODUCTS	33%		310%
INVESTMENTS	R$	0.6 billion	—
BREEDING STOCKS INVESTMENTS	R$	140 million	—

(1)       Approximate growth assumption for 2008, considering the proforma consolidated numbers for Eleva and Plusfood in 2007.

(2)       Considering Perdigão’s consolidated growth in 2008 compared with 2007.

Our business focus is on foodstuffs. We have more than 2,500 different food products to meet the requirements of more than 90 thousand customers throughout Brazil, reaching 98% of the Brazilian population. We distribute our products to more than 110 countries.

We have diversified the range of activities in meats, dairy products, margarines, frozen vegetables and other food products for offsetting risks and improving our results. We reiterate our commitment outlined in our mission statement to be part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world.

We believe it to be essential to look beyond the current adverse scenario spreading across the globe and impacting economies worldwide. Even in the current market turmoil, our determination and capacity, jointly with our stakeholders, to seek out the best opportunities and in line with our management discipline, long-term vision, profound knowledge of the markets and the food sector, will permeate our business. We consider this will enable us to add real value to our investors within the context of prudent and transparent management of the risks involving our business.

São Paulo, October 2008

Nildemar Secches	José Antônio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED R$ Million

BALANCE SHEET

	09.30.2008	12.31.2007
ASSETS	9,033.8	6,543.3
CURRENT ASSETS	4,865.5	3,768.2
NONCURRENT ASSETS	960.5	254.3
PERMANENT	3,207.8	2,520.8
Investments	174.1	134.8
Property, Plant and Equipment	2,875.9	2,136.9
Deferred Charges	157.8	249.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	9,033.8	6,543.3
CURRENT LIABILITIES	2,648.9	1,941.3
LONG TERM LIABILITIES	3,145.9	1,376.1
MINORITY INTEREST	0.5	—
SHAREHOLDERS’ EQUITY	3,238.4	3,226.0
Capital Stock Restated	3,445.0	2,500.0
Reserves	729.9	726.0
Acumulated Losses	(936.5)	—

INCOME STATEMENT

	3Q08	3Q07	% CH
GROSS SALES	3,487.5	1,933.4	80.4%
Domestic Sales	2,090.6	1,111.7	88.0%
Exports	1,396.9	821.6	70.0%
Sales Deductions	(447.3)	(275.2)	62.5%
NET SALES	3,040.1	1,658.1	83.3%
Cost of Sales	(2,353.9)	(1,163.4)	102.3%
GROSS PROFIT	686.2	494.7	38.7%
Operating Expenses	(514.8)	(333.5)	54.4%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	171.4	161.2	6.3%
Financial Expenses, net	(244.0)	(20.8)	1073.3%
Other Operating Results	(8.0)	(4.1)	—
INCOME FROM OPERATIONS	(80.7)	136.3	—
Nonoperating Income	(5.9)	(4.2)	—
INCOME BEFORE TAXES	(86.5)	132.2	—
Income Tax and Social Contribution	70.5	(31.4)	—
Employees / Management Profit Sharing	(9.3)	(6.9)	35.7%
Minority Interest	(0.1)	(3.7)	—
NET INCOME	(25.4)	90.2	—
EBITDA	274.9	227.7	20.7%

All statements contained herein with regard to the Company`s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company`s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.